(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14649

CUSIP NUMBER 89531P 10 5

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Trex Company, Inc.
Full Name of Registrant

160 Exeter Drive
Address of Principal Executive Office (Street and Number)

Winchester, Virginia 22603-8605
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Trex Company, Inc. (the “Company”) announced on January 26, 2007 that, to correct certain errors, it would restate the Company’s financial results, including quarterly results, for the fiscal years ended December 31, 2003, 2004 and 2005 and its quarterly results for the first nine months of the fiscal year ended December 31, 2006 (“fiscal 2006”). The Company subsequently included the restated results for the 2003, 2004 and 2005 fiscal periods in an amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 (“fiscal 2005”). The restatement process has required the significant efforts of a substantial number of the Company’s accounting and finance personnel and has resulted in delays in the completion of the financial statement close processes relating to the Company’s financial statements for fiscal 2006. As a result, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 within the time period prescribed for such report without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul D. Fletcher	540	542-6300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The information in Part III of this form is incorporated in this Part IV by reference. The Company expects to report net sales of approximately $336 million for fiscal 2006, compared to net sales of $294 million for fiscal 2005. Until the Company’s financial statement close processes are completed and until the audit of the Company’s fiscal 2006 financial results is completed, and all required adjustments are made, the Company cannot make a reasonable estimate of its net income or net income per diluted share for fiscal 2006.

This form includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements by the Company regarding its expected net sales, other operating results and similar matters are forward-looking statements. The Company’s expectations expressed or implied in these forward-looking statements may not turn out to be correct. The Company’s results could be materially different from its expectations because of various risks, including the risks described in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended on Form 10-K/A, and its subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Trex Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2007	By:	/s/ Paul D. Fletcher Paul D. Fletcher Senior Vice President and Chief Financial Officer